SEC  FILE NUMBER
814-00735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kohlberg Capital Corporation
Full Name of Registrant

Former Name if Applicable

295 Madison Avenue, 6th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10017

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kohlberg Capital Corporation (the “Company”) is in discussion with its independent public accountants, Deloitte & Touche LLP ("Deloitte"), regarding valuation determinations under Statement of Financial Accounting Standards No. 157—Fair Value Measurements (“SFAS 157”) included in its financial statements for the fiscal year ended December 31, 2008 (the "December 31, 2008 financial statements") and for subsequent interim periods in 2009.  The Company has been informed by Deloitte that as a result of an annual internal inspection process, certain questions have been raised by Deloitte regarding the Company's methodology and process of valuing its loan portfolio investments under SFAS 157.  Deloitte has requested information in addition to that which was previously provided by the Company for purposes of its review.  Deloitte issued an unqualified opinion on the December 31, 2008 financial statements, which was included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2009.

As a result of its pending review of the December 31, 2008 financial statements, Deloitte has informed the Company that it will be unable to complete its review of the Company’s financial statements for the quarter and nine-month period ended September 30, 2009 until it has reached a conclusion about the Company's SFAS 157 valuations. Accordingly, the Company will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 by today's deadline.  The delays could not be eliminated without unreasonable effort or expense.  The Company’s Quarterly Report on Form 10-Q containing its full earnings results for the quarter ended September 30, 2009 will be filed as soon as practicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael I. Wirth	(212)	455-8300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kohlberg Capital Corporation
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Michael I. Wirth
Date	November 9, 2009	By	Michael I. Wirth